MAGNUS INTERNATIONAL                                 101 Convention Center Drive
RESOURCES INC.                                      7th Floor, Las Vegas, Nevada
                                                                   U.S.A.  89109
                                                             Tel: (888) 888-1494




April 11, 2005

SECURITIES AND EXCHANGE COMMISSION
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450 5th Street N.W.
Washington, D.C.
U.S.A., 20549 - 0405

Attention:  Mr. Young Choi, Division of Corporation Finance
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Dear Mr. Choi:

Re:            Magnus International Resources Inc. (the "Company")
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               Follow up acknowledgements on Form 10-KSB amendment
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       In  connection  with our filing of our  amended  Form  10-KSB/A-1  annual report via EDGAR on April 1, 2005, we acknowledge that:

       (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

       (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

       (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

       (iv) the Company is aware of the Commission's position of the location of the auditor issues.

                                           Yours very truly,
                                           Magnus International Resources Inc.
                                           -----------------------------------


                                           Per:      /s/ Graham Taylor
                                               ---------------------------------
                                               Graham Taylor, President & CEO